Exhibit 99.1
ASML Media Relations Contacts
Ryan Young — Corporate Communications — +31 40 268 3627
Lucas van Grinsven — Corporate Communications — +31 40 268 3949
ASML Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005
Franki D’Hoore — Investor Relations — +31 40 268 6494
Early Success of the TWINSCAN XT:1900i Scanner Reinforces ASML’s Immersion Leadership Around the World
TOKYO, SEMICON Japan 2007, December 05, 2007 – ASML Holding NV (ASML) today announces rapid industry adoption of the TWINSCAN™ XT:1900i, which began shipping in July 2007. The XT:1900i enables volume production of logic devices down to 32-nanometers (nm) and memory devices at 40-nm. Chipmakers need to produce ever smaller and denser integrated circuits to improve the functionality of their chip designs to power today’s computing and consumer electronics products.
“The move to immersion technology is one of the fastest technology transitions in the history of the industry,” said Martin van den Brink, executive vice president marketing and technology at ASML. “And the adoption of the XT:1900i has led to one of the quickest-ever product ramps for ASML.”
The XT:1900i is ASML’s latest immersion lithography system and the semiconductor industry’s most advanced. The XT:1900i offers the highest numerical aperture (NA) in the industry today (1.35), enabling the finest possible production resolution. ASML expects to ship 15 to 20 XT:1900i systems this year, including several to Japanese chipmakers.
ASML immersion systems have imaged more than 6 million wafers to date. By the end of 2007 ASML will have shipped more than 70 immersion systems to 20 different customers on three continents.
“ASML’s immersion technology is helping Japanese customers meet their roadmap requirements,” said Hiroshi Ishiwata, president and representative director, ASML Japan. “Japan’s leading memory chipmakers are adopting the TWINSCAN platform to produce their leading-edge devices because of its productivity, overlay and imaging performance.”
ASML’s installed base of TWINSCAN XT:1700i and XT:1900i immersion systems has been growing rapidly in Japan, including three customers who have taken delivery of multiple systems. One-third of ASML’s 12 immersion systems shipped during this year’s third quarter went to Japanese customers. To support its growing business, ASML is increasing its Japanese workforce to more than 200 employees, of which about 80 percent are engineers. Over 70 percent of ASML’s products go to customers in Japan and the Asia-Pacific region.
About Immersion Technology
Immersion lithography systems transfer patterns onto silicon wafers by projecting laser-generated light through highly purified water between the lens and the wafer, enabling chipmakers to produce smaller features while using light with the same wavelength.. Chip manufacturers can print features smaller than 40 nanometers (nm) using ASML immersion systems with 193-nm argon fluoride light sources.
For more than 40 years, shrinking chip features has been the most effective way for chipmakers to cut costs and produce smaller, more energy-efficient chips to power new generations of computing and consumer electronics products. Immersion lithography is a critical enabler of the industry’s ability to continue the shrink process.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

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